Via Facsimile and U.S. Mail
Mail Stop 4720

July 20, 2009

Janice Clarke
Chief Financial Officer
Stellar Pharmaceuticals, Inc.
544 Egerton Street
London, Ontario N5W 3Z8

Re: Stellar Pharmaceuticals, Inc.
Item 4.01 Form 8-K filed June 9, 2009
Item 4.01 Form 8-K/A filed July 16, 2009
Item 4.01 Form 8-K/A filed July 17, 2009
File No. 0-31198

Dear Ms. Clarke:

We have completed our review of your Item 4.01 Form 8-K and related filings and have no further comments at this time.

Sincerely,

Sasha Parikh
Staff Accountant